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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Champion Parts, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
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                         (Title of Class of Securities)

                                    158609107
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                                 (CUSIP Number)

                                 A. Glenn Paton
                      4500 Dorr Street, Toledo, Ohio 43615
                                  419-535-4500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 158609107
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1.       Names of Reporting Persons.

         Dana Corporation

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2.       Check the Appropriate Box if a Member of a Group

         (a)      [X]
         (b)      [ ]

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3.       SEC Use Only

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4.       Source of Funds

         Not Applicable

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [  ]

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6.       Citizenship or Place of Organization

         Virginia

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                       7.   Sole Voting Power
Number of
Shares                      0
Beneficially           --------------------------------------------------------
Owned by               8.   Shared Voting Power
Each
Reporting                   0
Person                 --------------------------------------------------------
                       9.   Sole Dispositive Power

                            0
                       --------------------------------------------------------
                       10.  Shared Dispositive Power

                            0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [  ]

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13.      Percent of Class Represented by Amount in Row (11)

         0%

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14.      Type of Reporting Person

         CO


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CUSIP No. 158609107

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1.       Names of Reporting Persons.

         Dana Global Holdings, Inc. (f/k/a Echlin Inc.)

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2.       Check the Appropriate Box if a Member of a Group

         (a)      [X]
         (b)      [ ]

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3.       SEC Use Only

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4.       Source of Funds

         Not applicable
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [  ]

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6.       Citizenship or Place of Organization

         Delaware

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                           7.   Sole Voting Power
Number of
Shares                          0
Beneficially               ----------------------------------------------------
Owned by                   8.   Shared Voting Power
Each
Reporting                       0
Person                     ----------------------------------------------------
                           9.   Sole Dispositive Power

                                0
                           ----------------------------------------------------
                           10.  Shared Dispositive Power

                                0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [  ]

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13.      Percent of Class Represented by Amount in Row (11)

         0%

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14.      Type of Reporting Person

         CO



Item 1.  Security and Issuer

This Amendment No. 2 amends the statement on Schedule 13D (the "Schedule 13D") filed on March 26, 1987, by Echlin Inc., as amended and restated by Amendment No. 1, filed on May 22, 2003 by Dana Corporation ("Dana") and Dana Global Holdings, Inc. ("Holdings" and, collectively with Dana, the "Reporting Persons"), relating to shares of common stock (the "Common Stock"), par value $0.10 per share, of Champion Parts, Inc. (f/k/a Champion Parts Rebuilders, Inc.) ("Champion"), 2005 W. Avenue B Hope, AR 71801. Dana and Holdings are making a group filing because, due to the relationships between them, they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

Item 4.  Purpose of Transaction

This Amendment No. 2 is being made to report the sale of 600,012 shares of Common Stock beneficially owned by the Reporting Persons, pursuant to the exercise of an option by RGP Holding Inc. ("RGP") to purchase such shares of Common Stock at a price of $0.50 per share. Except as set forth above, neither of the Reporting Persons has current plans or intentions which would result in or relate to any of the transactions required to be described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on June 2, 2003, each of Dana and Holdings beneficially owns 0 shares of Common Stock.

(b) Each of Dana and Holdings has the power to vote and dispose of 0 shares of Common Stock.

(c) On May 29, 2003, RGP purchased the 600,012 shares of Common Stock beneficially owned by the Reporting Persons, pursuant to its exercise of an option to purchase such shares of Common Stock at a price of $0.50 per share.

(d)  Not applicable.

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(e)  On May 29, 2003, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Materials to Be Filed As Exhibits

Exhibit 1: Letter agreement dated May 16, 2003, between RGP Holding, Inc. and Dana Corporation (incorporated by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D filed by Dana Corporation and Dana Global Holdings, Inc. with the Securities and Exchange Commission on May 22, 2003).

Exhibit 2: Stock Purchase Agreement, dated March 18, 1987, between Champion Parts Rebuilders, Inc. and Echlin, Inc. (incorporated by reference to Exhibit
(a) to the Schedule 13D filed by Echlin, Inc. with the Securities and Exchange Commission on March 26, 1987).




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                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2003
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Date
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/s/ Michael L. DeBacker
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Signature

Michael L. DeBacker, Vice President, Dana Corporation
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Name/Title



June 3, 2003
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Date
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/s/ Rodney R. Filcek
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Signature

Rodney R. Filcek, President, Dana Global Holdings, Inc.
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Name/Title





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                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Champion Parts, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this Agreement this 3rd day of June, 2003.


June 3, 2003
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Date
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/s/ Michael L. DeBacker
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Signature

Michael L. DeBacker, Vice President, Dana Corporation
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Name/Title



June 3, 2003
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Date
------------------------------------------------------------------------------

/s/ Rodney R. Filcek
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Signature

Rodney R. Filcek, President, Dana Global Holdings, Inc.
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Name/Title